Exhibit (d)(6)

April 13, 2012

CONFIDENTIAL

Imperial Sugar Company

8016 Highway 90-A

Sugar Land, Texas 77487-0009

Attention: John C. Sheptor

Facsimile: (281) 490-9881

Dear Mr. Sheptor:

Pursuant to a letter dated April 5, 2012, as modified through subsequent discussions with your Representatives (hereinafter defined), Louis Dreyfus Commodities LLC, a Delaware limited liability company (“LDC”), has made a proposal to acquire Imperial Sugar Company (the “Company,” and such proposed acquisition, the “Potential Transaction”).

In order to induce LDC to complete its due diligence and continue to negotiate a mutually acceptable definitive agreement related to the Potential Transaction, and in consideration of the mutual efforts and expenses undertaken by the parties in their investigation and negotiation of the Potential Transaction, LDC and the Company hereby agree as follows:

1.	Exclusive Dealing. Subject to the terms of the last sentence of this Paragraph 1, during the period beginning on the date hereof and ending upon the earliest of (a) 5:00 p.m. EDT on April 30, 2012, (b) the date that a definitive agreement regarding the Potential Transaction is fully executed and becomes effective, or (c) the date on which LDC determines that it does not wish to pursue the Potential Transaction or determines to reduce the price per share of the Company’s common stock proposed to be paid by LDC on the date hereof in connection with the Potential Transaction, in which case LDC shall promptly (and in any event within 24 hours of any such determination) deliver notice in writing to the Company of such determination (such period ending on the earliest date referenced above, the “Exclusivity Period”), the Company shall not, and the Company shall cause its Subsidiaries not to, and the Company shall not authorize or permit its Representatives acting on its behalf to, and shall cause Its Representatives acting on its behalf not to (i) solicit, initiate or knowingly facilitate or knowingly encourage any inquiries or indications of interest regarding, or the making of any proposal or offer that constitutes, or that could reasonably be expected to lead to, a Takeover Proposal, (ii) enter into or participate in any discussions with any Person that has made a Takeover Proposal with respect to such Takeover Proposal (other than to state that the Company is not permitted to have such discussions) or such inquiry or indication of interest that could reasonably be expected to lead to a Takeover Proposal; (iii) approve, endorse or recommend any Takeover Proposal; or (iv) enter into any letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or similar document or any other contract or agreement with any Person that has made a Takeover Proposal contemplating or otherwise relating to any Takeover Transaction. Further, during the Exclusivity Period, the Company will not consent or agree to the sale of Natural Sweet Ventures LLC, the assets thereof or the Company’s interest therein. Notwithstanding anything to the contrary herein, nothing in this letter agreement shall prohibit the Company from taking any of the actions described in Paragraph 3 below.

April 13, 2012

2.	Standstill Provisions. During the Exclusivity Period, the Company shall not modify, waive, amend or release any standstill obligations owed by any Person to the Company or any of its Subsidiaries.

3.	Data Room Access. During the Exclusivity Period, the Company shall be permitted to (i) keep open its electronic data room, but not add any additional documents or information to its current electronic data room, and (ii) provide access to such electronic data room (including to the non-public information contained therein as of the date hereof) to such parties and their representatives as have access to such electronic data room as of the date hereof. Except as set forth above, during the Exclusivity Period, the Company shall not, and shall not permit its Representatives acting on its behalf to, provide access to any non-public information to any Person other than LDC and its Representatives. During the Exclusivity Period, the Company shall establish a “clean” data room and, to the extent the Company supplies additional information pursuant to requests of LDC, it shall provide such information only in such “clean” data room (and not in its current data room). During the Exclusivity Period, the Company shall grant access to such “clean” data room to LDC and its Representatives, in each case subject to the terms and conditions of the Confidentiality Agreement, dated July 22, 2011 (as amended), by and between the parties, and shall not notify any other Person (other than Representatives of the Company) that such information has been added to the clean room.

4.	Information. During the Exclusivity Period, the Company shall promptly (and in no event later than twenty-four (24) hours after receipt by the Company or any of its Representatives of any bona fide Takeover Proposal (whether written or oral) or any inquiry or indication of interest that would reasonably be expected to lead to a Takeover Proposal or any request for non-public information) advise LDC orally and in writing of the receipt of such Takeover Proposal or any inquiry or indication of interest that would reasonably be expected to lead to a Takeover Proposal or any request for non-public information, provided that the Company shall not have any obligation to disclose (A) the identity of the Person making or submitting such Takeover Proposal, inquiry, indication of interest or request or (B) the material terms of such Takeover Proposal, inquiry indication of interest or request. After receipt of such Takeover Proposal, inquiry, indication of interest or request, the Company shall continue promptly (and in any event within twenty-four (24) hours) to keep LDC reasonably informed of the status of any such Takeover Proposal, inquiry, indication of interest or request.

5.	Confidentiality. During the Exclusivity Period, each party shall not, and shall not permit its Representatives to, disclose to any Person (other than their respective Representatives who have a need to know such information solely for the purpose of evaluating and/or negotiating the Potential Transaction) the existence or terms of this letter agreement including, without limitation, the fact that the Company has agreed to the exclusivity provisions set forth in Section 1, in each case unless advised by counsel that such disclosure is required by law, regulation or stock exchange rule (in which case the party so advised shall notify the other party as promptly as practicable in advance of such announcement).

6.	Definitions. For purposes of this letter agreement, the definitions set forth on Exhibit A hereto shall apply.

7.	Definitive Agreement. Each party understands and agrees that no contract or agreement providing for any Potential Transaction shall be deemed to exist between the parties unless and until a final definitive agreement has been executed and delivered. Each party also agrees that unless and until a final definitive agreement regarding a Potential Transaction has been executed and delivered, neither party will be under any legal obligation of any kind whatsoever with respect to such a Potential Transaction by virtue of this letter agreement, except for the matters specifically agreed to herein and in the Confidentiality Agreement, dated July 22, 2011, by and between the parties (as amended).

8.	Governing Law; Counterparts. This letter agreement will be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to any

April 13, 2012

conflict of law principles. This letter may be executed and delivered in two or more counterparts and by facsimile signature or PDF transmitted by e-mail, each of which shall be deemed an original, but all of which together shall constitute one and the same letter.

[Signature page follows]

If you agree to the foregoing, please evidence such agreement by executing and returning to us a copy of this letter agreement.

Very truly yours,

LOUIS DREYFUS COMMODITIES LLC

By:	/s/ Scott Hogan

Its:	Vice President & Treasurer

Acknowledged and agreed to:

IMPERIAL SUGAR COMPANY

By:	/s/ H.P. Mechler

Its:	Senior Vice President & CFO

Date:

[Signature Page – Exclusivity Letter Agreement]

Exhibit A

Definitions

“Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization.

“Representatives” means the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of (i) the Company and its Subsidiaries or, (ii) as applicable in Sections 3 and 5, LDC.

“Subsidiary” means when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person.

“Takeover Proposal” means, any inquiry, proposal or offer relating to (i) a merger, consolidation, spin-off, share exchange (including a split-off) or business combination involving the Company or any of its Subsidiaries representing 15% or more of the assets of the Company and its Subsidiaries, taken as a whole, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 15% or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) a purchase, sale, transfer, exchange or issuance of shares of capital stock or other securities, or rights to acquire capital stock or other securities, in a single transaction or series of related transactions, representing 15% or more of the voting power of the capital stock of the Company, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution of the Company, or (v) any other transaction having a similar effect to those described in clauses (i) through (iv).

“Takeover Transaction” means any transaction or series of transactions involving the events described in subclauses (i) through (v) in the definition of Takeover Proposal.